SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

                                (Amendment No. 1)

                          General Maritime Corporation
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    Y2692M103
                                    ---------
                                 (CUSIP Number)

                             Peter C. Georgiopoulos
                          General Maritime Corporation
                               35 West 56th Street
                               New York, NY 10019
                                 (212) 763-5600

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                             Attn: Thomas E. Molner
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 12, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)


---------------------
1    The remainder of this cover page shall be filled out for a Reporting
Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                          13D                 Page 2 of 5 pages
    CUSIP No. Y2692M-10-3
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    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Peter C. Georgiopoulos
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [  ]
                                                                (b) [  ]
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          OO (see Item 3)
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                        [  ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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          NUMBER OF               7     SOLE VOTING POWER

           SHARES                       2,280,293(1)
                                ------------------------------------------------
         BENEFICIALLY             8     SHARED VOTING POWER

        OWNED BY EACH                   None
                                ------------------------------------------------
          REPORTING               9     SOLE DISPOSITIVE POWER

         PERSON WITH                    2,280,293(1)
                                ------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,280,293(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

          [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------
1    See response to Item 5.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on August 12, 2002 (the "Schedule") by Peter C. Georgiopoulos (the "Reporting Person") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation, a Marshall Islands corporation (the "Issuer"). This Amendment reflects the implementation of the collar adjustment described in Item 5 of the Schedule and in Items 3 and 5 below and the resulting relinquishment of shares by the Reporting Person, which became final on September 12, 2002 in accordance with the terms of the Issuer's plan of recapitalization. Except as amended and supplemented hereby, the Schedule remains in full force and effect.


      Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is amended and supplemented by adding the following paragraph immediately after the final paragraph thereof:

            A portion of the shares received by the Reporting Person in the recapitalization described in Item 5 below was initially deposited into a collar adjustment escrow account. Under the terms of the plan of recapitalization, the Reporting Person, through controlled entities, had the right to receive additional shares from the collar adjustment escrow account or was obligated to relinquish shares held in the collar adjustment escrow account, depending on the average closing price of common stock during the twenty trading days ending on June 12, 2002 (the one year anniversary of the IPO) or, if earlier, the time at which the issuer consummated a secondary offering or offerings of at least one-third of the shares issued in the recapitalization. No such offering occurred prior to June 12, 2002. Based on the closing prices for the twenty trading days ending on June 12, 2002, the Reporting Person was required to relinquish a net amount of 742,311.2 shares of Common Stock (the "Collar Shares") pursuant to the collar adjustment. The implementation of the collar adjustment and the resulting relinquishment of the Collar Shares by the Reporting Person became final on September 12, 2002 in accordance with the terms of the plan of recapitalization.

      Item 4.     Purpose of Transaction.

      Item 4 is amended and supplemented by adding the following paragraph immediately after the first paragraph thereof:

            The relinquishment of the Collar Shares by the Reporting Person occurred pursuant to the terms of the Issuer's plan of recapitalization (as described in Item 5 below).

      Item 5.     Interest in Securities of Issuer.

      The first paragraph of Item 5(a) of the Schedule is amended and restated in its entirety as follows:

               (a) The Reporting Person beneficially owns an aggregate of 2,280,293 shares of Common Stock, representing approximately 6.2% of the shares of Common Stock outstanding. An aggregate of 87,500 of these shares are issuable upon exercise of stock options which vested on June 15, 2002 (the "Vested Options"), which the Reporting Person received as compensation for services rendered to the Issuer in his role as Chairman and Chief Executive Officer of the Issuer.

      Item 5(a) of the Schedule is further amended and supplemented by adding the following paragraph immediately after the fourth paragraph thereof:

                  A portion of the shares received by the Reporting Person in the recapitalization and initially deposited into the collar adjustment escrow account was later relinquished by the Reporting Person in accordance with the terms of the plan of recapitalization, as described in Item 3 above.

      Item 5(c) of the Schedule is amended and restated in its entirety as follows:

             (c)  Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated: September 13, 2002                    /s/ Peter C. Georgiopoulos
                                             -------------------------------
                                             Peter C. Georgiopoulos